Mail Stop 3561

December 12, 2005

Mr. David F. Bond
Senior Vice President, Finance and Control
Safeway Inc.
5918 Stoneridge Mall Road
Pleasanton, CA 94588

      Re: **Safeway Inc.**
              Form 10-K for the Fiscal Year End January 1, 2005
              Forms 10-Q for the Quarterly Periods Ended March 26, 2005 and
              June 18, 2005
              File No. 1-00041

Dear Mr. Bond:

     We have completed our review of your Form 10-K and related filings and have no further comments at this time.

                       Sincerely,

                       Michael Moran
                       Branch Chief